ROPES & GRAY LLP
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FOIA Confidential Treatment Request

The entity requesting confidential treatment is

The Habit Restaurants, Inc.

17320 Red Hill Avenue

Irvine, CA 92614

Attn: Russ Bendel, Chief Executive Officer

Confidential Treatment Request: HABT-11-14

November 5, 2014

VIA EDGAR AND HAND DELIVERED

Justin Dobbie

Tonya Aldave

Lyn Shenk

Steve Kim

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Habit Restaurants, Inc.

Registration Statement on Form S-1

Filed October 16, 2014 and amended on October 27, 2014 and November 5, 2014

File No. 333-199394

Ladies and Gentlemen:

As a follow up to our recent discussion in which we apprised you of our anticipated price range, this letter is being supplementally furnished on behalf of The Habit Restaurants, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Form S-1 (File No. 333-199394) that was filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2014, as amended by Amendment No. 1 to the Registration Statement filed with the Commission on October 27, 2014, and as further amended by Amendment No. 2 to the Registration Statement filed with the Commission on November 5, 2014 (as so amended, the “Registration Statement”).

The Company respectfully requests confidential treatment for the bracketed and underlined information in this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Russ Bendel, The Habit Restaurants, Inc., 17320 Red Hill Avenue, Irvine, CA 92614, before it permits disclosure of such information.

Confidential Treatment Requested By The Habit Restaurants, Inc.

Securities and Exchange Commission	- 2 -	November 5, 2014

As noted above, the Company has previously advised the staff of the Commission’s Division of Corporate Finance (the “Staff”) that it currently estimates a price range of $[XX.XX] to $[XX.XX] per share for the offering of the Company’s Class A Common Stock, $0.01 par value per share (“Common Stock”). In arriving at this preliminary estimate, the Company and the underwriters considered several factors, including: the Company’s history and prospects and those of the industry in which the Company competes; the current general condition of the securities markets; the recent market prices of the common stock of generally comparable companies; and preliminary discussions with the underwriters regarding potential valuations of the Company as a public company.

To further assist the Staff in its review of the Registration Statement, the Company will supplementally provide the staff with an exhibit containing certain portions of the Registration Statement, revised to give effect to the sale of [XXXXXXXX] shares of Common Stock by the Company based on an assumed offering price of $[XX.XX] per share of Common Stock, which equals the mid-point of the foregoing preliminary price range. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. Nevertheless, the Company believes that the foregoing preliminary price range will not be subject to significant change.

*        *        *

If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:	Ira Fils, Chief Financial Officer, The Habit Restaurants, Inc.
Michael Flynn, Gibson Dunn & Crutcher, LLP

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Confidential Treatment Requested By

The Habit Restaurants, Inc.

PROSPECTUS (Subject to Completion)

Issued November     , 2014

[XXXXXXXX] Shares

The Habit Restaurants, Inc.
Class A Common Stock

•	The Habit Restaurants, Inc. is offering [XXXXXXXX] shares of its Class A common stock.

•	We anticipate that the initial public offering price will be between $[XX.XX] and $[XX.XX] per share of Class A common stock.
•	This is our initial public offering and no public market currently exists for shares of our Class A common stock.

•	Proposed NASDAQ trading symbol: HABT.

The Habit Restaurants, Inc. has two classes of authorized common stock: the Class A common stock offered hereby and Class B common stock, each of which has one vote per share. Immediately following the completion of this offering, affiliates of certain members of our board of directors will hold substantially all of our issued and outstanding Class B common stock and will control a majority of the combined voting power of our common stock. As a result of their ownership, they will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets. We will be a “controlled company” within the meaning of the corporate governance rules of NASDAQ. See the section entitled “The Recapitalization—Organizational Structure Following This Offering.”

Investing in our Class A common stock involves risks. See the section entitled “Risk Factors,” beginning on page 22.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements.

	Per share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to The Habit Restaurants, Inc.	$	$

We have granted the underwriters the option to purchase up to an additional [XXXXXXXX] shares of Class A common stock to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock to purchasers on or about                   , 2014.

Piper Jaffray	Baird	Wells Fargo Securities

Raymond James

Stephens Inc.	Stifel

                  , 2014.

Confidential Treatment Requested By

The Habit Restaurants, Inc.

Our Equity Sponsor

KarpReilly, LLC, (“KarpReilly” or our “Sponsor”) is a Greenwich, Connecticut-based private investment firm, founded by Allan W. Karp and Christopher K. Reilly, whose primary mission is to partner with premier growth companies and help them achieve their long-term vision. KarpReilly takes an active role in working with portfolio companies to strengthen management teams and invest in systems, people and processes to support growth. KarpReilly currently manages funds and affiliates with capital commitments in excess of $500 million. Immediately following the completion of this offering, affiliates of our Sponsor will beneficially own approximately [XX.X]% of our outstanding Class A common stock, or [XX.X]% if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full, [XX.X]% of our outstanding Class B common stock, which, combined with its holdings of our Class A common stock, aggregates to [XX.X]% of our voting power, or [XX.X]% of our voting power if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full, and [XX.X]% of the outstanding common units of The Habit Restaurants, LLC, which, combined with its holdings of our Class A common stock, aggregates to [XX.X]% of our economics, or [XX.X]% of our economics if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full. Two of our directors, Messrs. Karp and Reilly, are partners of our Sponsor. See the section entitled “Certain Relationships and Related Party Transactions.”

Prior to the completion of this offering, we were a party to the Management and Monitoring Agreement with KarpReilly, pursuant to which we paid them an annual fee of $135,000, and reimbursed them for out-of-pocket expenses.

Summary Risk Factors

Investing in our Class A common stock involves significant risks. Any of the factors set forth in the section entitled “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth in the section entitled “Risk Factors” in deciding whether to invest in our Class A common stock. Below is a summary of some of the principal risks we face.

•	The restaurant industry is a highly competitive industry with many well-established competitors;

•	New restaurants may not be profitable, and we may not be able to maintain or improve levels of our comparable restaurant sales;

•	We rely heavily on certain vendors, suppliers and distributors;

•

We may not be able to successfully implement our growth strategy if we are unable to locate and secure appropriate sites for restaurant locations, obtain favorable lease terms, attract customers to our restaurants or hire and retain personnel;

•	We may face negative publicity or damage to our reputation, which could arise from concerns regarding food safety and foodborne illness or other matters;

•	Our principal stockholders and their affiliates own a substantial portion of our outstanding equity, and their interests may not always coincide with the interests of the other stockholders; and

•	We will face increased costs as a result of being a public company.

Confidential Treatment Requested By

The Habit Restaurants, Inc.

Summary of the Offering Structure

On the date of and prior to the completion of this offering, the limited liability company agreement of The Habit Restaurants, LLC will be amended and restated to, among other things, create a single new class of economic, non-voting interests in The Habit Restaurants, LLC that we refer to as “LLC Units.” Immediately after the completion of this offering, we will (i) be a holding company that will hold as our principal assets an equity interest in The Habit Restaurants, LLC and shares of subsidiaries, each of which in turn will hold as its principal asset an equity interest in The Habit Restaurants, LLC, (ii) operate and control the business affairs of The Habit Restaurants, LLC as its sole managing member, and conduct our business through The Habit Restaurants, LLC and its subsidiaries, and (iii) include The Habit Restaurants, LLC and its subsidiaries in our consolidated financial statements.

Investors in this offering will purchase shares of our Class A common stock. We intend to use all of the net proceeds from the sale of our Class A common stock in this offering to directly or indirectly purchase LLC Units from The Habit Restaurants, LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts. The Habit Restaurants, LLC will bear the cost of or reimburse The Habit Restaurants, Inc. for all of the expenses of this offering. The number of LLC Units purchased will be equal to the number of shares of Class A common stock sold to the public in this offering. The existing owners of The Habit Restaurants, LLC will continue to hold LLC Units, and such existing owners (other than The Habit Restaurants, Inc. and its wholly-owned subsidiaries) will be issued a number of shares of our Class B common stock equal to the number of LLC Units held by them in connection with the completion of this offering. We refer herein to the amendment of the LLC Agreement, the issuance of shares of our Class B common stock and entry into the tax receivable agreement (the “TRA”), the registration rights agreement and the recapitalization agreement, collectively as the “Recapitalization Transactions.” The effect of the purchase of LLC Units by The Habit Restaurants, Inc. and its subsidiaries is to dilute the ownership interest of the other existing holders in The Habit Restaurants, LLC and proportionately increase our direct and indirect ownership interest in The Habit Restaurants, LLC.

The Class A and Class B common stock generally will vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law. The Class B common stock will not be publicly traded and will not entitle its holders to receive dividends or distributions upon a liquidation, dissolution or winding up of The Habit Restaurants, Inc. See the section entitled “The Recapitalization.” As a result of these transactions and this offering, upon completion of this offering:

•

the investors in this offering will collectively own [XXXXXXXX] shares of our Class A common stock (or [XXXXXXXX] shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the Continuing LLC Owners will hold [XXXXXXXX] LLC Units, representing [XX.X]% of the economic interest in The Habit Restaurants, LLC (or [XXXXXXXX] LLC Units, representing [XX.X]% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the investors in this offering will collectively have [XX.X]% of the voting power in The Habit Restaurants, Inc. (or [XX.X]% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

Confidential Treatment Requested By

The Habit Restaurants, Inc.

•

the Continuing LLC Owners, through their holdings of our Class B common stock, will collectively have [XX.X]% of the voting power in The Habit Restaurants, Inc. (or [XX.X]% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

The Habit Restaurants, Inc. will directly or indirectly hold [XXXXXXXX] Units (or [XXXXXXXX] LLC Units if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock), representing [XX.X]% of the economic interest in The Habit Restaurants, LLC (or [XX.X]% if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and will exercise exclusive control over The Habit Restaurants, LLC, as its sole managing member.

10.1

Confidential Treatment Requested By

The Habit Restaurants, Inc.

The Offering

Class A common stock offered by us	[XXXXXXXX] shares (or [XXXXXXXX] shares if the underwriters exercise their option to purchase additional shares in full).

Class A common stock to be outstanding immediately after completion of this offering	[XXXXXXXX] shares (or [XXXXXXXX] shares if the underwriters exercise their option to purchase additional shares in full).

Over-allotment option	We have granted to the underwriters the option, exercisable for 30 days of this prospectus, to purchase up to [XXXXXXXX] additional shares of common stock.

Class B common stock to be outstanding immediately after completion of this offering(1)	[XXXXXXXX] shares, or one share for every outstanding LLC Unit other than those held by The Habit Restaurants, Inc. and its subsidiaries.

Total Class A and Class B common stock to be outstanding immediately after completion of this offering	[XXXXXXXX] shares (or [XXXXXXXX] shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $[XX.X] million, based on an assumed offering price of $[XX.XX] per share (the mid-point of the price range set forth on the cover of this prospectus). We intend to use the net proceeds from this offering to purchase LLC Units from The Habit Restaurants, LLC. The Habit Restaurants, LLC will subsequently use such proceeds to repay up to $[XX.X] million of borrowings under our existing credit facility with California Bank & Trust, to repay approximately $30 million to extinguish the Bridge Loan with California Bank & Trust in connection with the distribution to the members of The Habit Restaurants, LLC made immediately prior to the completion of this offering and, with the remaining proceeds, to continue to support our growth, for working capital and general corporate purposes. See the section entitled “Use of Proceeds.”

Confidential Treatment Requested By

The Habit Restaurants, Inc.

Directed Share Program

At our request, the underwriters have reserved up to                  shares of Class A common stock, or approximately       % of the shares being offered by this prospectus, for sale, at the initial public offering price, to our directors, officers, employees and other parties associated with us or our Sponsor. Shares of Class A common stock purchased by any of such other parties

14.1

Confidential Treatment Requested By

The Habit Restaurants, Inc.

Beginning with fiscal year 2011, we have operated on a 52- or 53-week fiscal year ending on the last Tuesday of each calendar year for financial reporting purposes. As a result of the transition to this 52- or 53-week fiscal calendar from a traditional year-end calendar, fiscal year 2010 began on January 1, 2010 but ended on December 28, 2010, such that fiscal year 2010 was three days fewer than a typical calendar year. Prior to fiscal year 2010, we used a traditional calendar year end for our fiscal year for financial reporting purposes. Fiscal years 2011, 2012 and 2013 ended on December 27, 2011, December 25, 2012 and December 31, 2013, respectively. The 2013 fiscal year contained 53 weeks, while all other years presented contain 52 weeks.

	Fiscal Year Ended					39 Weeks Ended
	December 27, 2011	December 25, 2012	December 31, 2013			September 24, 2013	September 30, 2014
(amounts in thousands, except per share data)						(unaudited)

Statement of Operations Data:
Revenue:
Revenue	$59,236	$84,158		$120,373		$84,889		$126,210
Franchise/license revenue	—	—		—		—		56

Total revenue	59,236	84,158		120,373		84,889		126,266

Operating Expenses:
Restaurant operating costs (excluding depreciation and amortization):
Food and paper costs	19,538	26,396		38,789		27,521		41,928
Labor and related expenses	18,135	25,831		35,782		25,126		37,362
Occupancy and other operating expenses	8,563	12,687		18,906		13,233		19,485
General and administrative expenses	6,850	10,254		12,634		9,057		12,574
Depreciation and amortization	2,292	3,923		6,008		4,124		5,991
Pre-opening costs	1,122	1,458		1,754		977		1,147
Loss on disposal of assets	4	3		15		7		115

Total operating expenses	56,502	80,552		113,888		80,045		118,602

Income from operations	2,734	3,606		6,485		4,844		7,664
Other Expenses:
Interest expense	344	548		735		514		756
Income before income taxes	2,389	3,058		5,750		4,330		6,908
Provision for income taxes(1)	—	—		—		—		—

Net income	$2,389	$3,058		$5,750		$4,330		$6,908

Pro Forma Net Income and Per Share Data(2):
Pro forma net income			$	[XXXXX	]		$	[XXXXX	]
Pro forma net income per share
Basic			$	[XXXXX	]		$	[XXXXX	]
Diluted			$	[XXXXX	]		$	[XXXXX	]
Weighted average shares used in computing pro forma net income per share:
Basic				[XXXXX	]			[XXXXX	]
Diluted				[XXXXX	]			[XXXXX	]

Confidential Treatment Requested By

The Habit Restaurants, Inc.

	As of September 30, 2014(3)
	Actual	Pro Forma As Adjusted
(amounts in thousands)	(unaudited)
Balance Sheet Data—Consolidated (at period end):
Cash and cash equivalents	$2,261	$	[XXXXX	]
Property and equipment, net(4)	60,593		[XXXXX	]
Total assets	91,764		[XXXXX	]
Total debt(5)	13,604		[XXXXX	]
Total stockholders’ equity	$51,859	$	[XXXXX	]

	Fiscal Year Ended			39 Weeks Ended
	December 27, 2011	December 25, 2012	December 31, 2013	September 24, 2013	September 30, 2014
(dollar amounts in thousands)				(unaudited)
Other Operating Data:
Total restaurants at end of period(6)	46	63	85	73	99
Company-owned restaurants at end of period	46	63	85	73	98
Comparable restaurant sales growth(7)	8.7%	3.5%	3.6%	2.9%	9.8%
Average unit volumes	$1,526	$1,565	$1,634	$1,592	$1,741
Restaurant contribution(8)	$13,000	$19,243	$26,896	$19,009	$27,435
as a percentage of revenue	21.9%	22.9%	22.3%	22.4%	21.7%
EBITDA(9)	$5,025	$7,529	$12,492	$8,968	$13,655
Adjusted EBITDA(9)	$6,558	$10,251	$14,656	$10,279	$15,780
as a percentage of revenue	11.1%	12.2%	12.2%	12.1%	12.5%
Capital expenditures(10)	$11,274	$14,968	$20,234	$11,629	$14,935

(1)

The Habit Restaurants, LLC is a limited liability company that is treated by its members as a partnership under the provisions of the federal and applicable state income tax codes. Under these provisions, The Habit Restaurants, LLC generally pays no tax on its net income, and each of its members is required to report such member’s allocable share of The Habit Restaurants, LLC’s net income on such member’s income tax returns. As a result, no provision for income taxes is reflected in the above financial statements.

(2)

The unaudited pro forma net income data give effect to the Recapitalization Transactions and the sale of [XXXXXXXX] shares of our Class A common stock by us in this offering at the initial public offering price of $[XX.XX] per share and the use of proceeds contemplated hereby. For a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments giving rise to these results, see the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus.

(3)

Pro forma balance sheet data as of [XXXXXXX], 2014 give effect to this offering, as if this offering had been consummated on [XXXXXXX], 2014, at the initial public offering price of $[XX.XX] per share, after deducting the underwriting discounts and estimated offering expenses payable by us.

(4)	Property and equipment, net consists of property owned, net of accumulated depreciation and amortization.
(5)

Total debt consists of borrowings under our credit facility (as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility”) and deemed landlord financing.

footnotes continued on following page

Confidential Treatment Requested By

The Habit Restaurants, Inc.

Risks Related to Our Class A Common Stock and this Offering

We are a “controlled company” within the meaning of the NASDAQ rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, our Sponsor and its affiliates will continue to control a majority of our voting power. As a result, we are a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following the completion of this offering we intend to utilize certain of these exemptions. As a result, our board committees will not be subject to annual performance evaluations. In addition, we will not have a nominating/corporate governance committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Our Sponsor and its affiliates, however, are not subject to any contractual obligation to retain their controlling interest, except that it has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock or other capital stock or other securities exercisable or convertible therefor for a period of at least 180 days after the date of this prospectus without the prior written consent of Piper Jaffray and Baird. Except for this period, there can be no assurance as to the period of time during which affiliates of our Sponsor will maintain its ownership of our common stock following the completion of this offering.

Our Sponsor and its affiliates will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

We are currently controlled, and after this offering is completed will continue to be controlled, by our Sponsor and its affiliates. Immediately following the completion of this offering, investment funds affiliated with our Sponsor will beneficially own [XX.X]% of our outstanding Class A common stock ([XX.X]% if the underwriters exercise in full their option to purchase additional shares) and [XX.X]% of our outstanding Class B common stock, which, combined with its holdings of our Class A common stock, aggregates to [XX.X]% of our voting power, or [XX.X]% of our voting power if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full, assuming no purchases by such parties in our directed share program. For as long as investment funds affiliated with our Sponsor continue to beneficially own shares of common stock representing more than

Confidential Treatment Requested By

The Habit Restaurants, Inc.

50% of the voting power of our common stock, it will be able to direct the election of all of the members of our board of directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the

38.1

Confidential Treatment Requested By

The Habit Restaurants, Inc.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Following the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of Class A common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of Class A common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution in the pro forma book value of your stock, which would have been $[XX.XX] per share as of September 30, 2014 based on an assumed initial public offering price of $[XX.XX] per share (the mid-point of the offering range shown on the cover of this prospectus), because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. You will experience additional dilution upon the exercise of options and warrants to purchase our Class A common stock, including those options currently outstanding and those granted in the future, and the issuance of stock or other equity awards under our equity incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders will experience substantial additional dilution. See the section entitled “Dilution.”

There may be sales of a substantial amount of our Class A common stock after this offering by our current stockholders, and these sales could cause the price of our Class A common stock to fall.

After this offering, there will be [XXXXXXXX] shares of Class A common stock outstanding. Of our issued and outstanding shares, all the Class A common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of this offering, approximately [XX.X]% of our outstanding Class A common stock ([XX.X]% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock) and [XX.X]% of our outstanding Class B common stock will be held by investment funds affiliated with our Sponsor, executive officers and directors, assuming no purchases by parties in our directed share program.

Each of our directors, executive officers and significant equity holders (including affiliates of our Sponsor) has entered into a lock-up agreement with Piper Jaffray and Baird, on behalf of the underwriters, which regulates their sales of our common stock (or sales of interests in The Habit Restaurants, LLC by the Continuing LLC Owners) for a period of 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances. See the section entitled “Shares Eligible for Future Sale—Lock-Up Agreements.” At any time, the underwriters, in their sole discretion, may release all or some of the securities subject to the lock-up agreements, including securities purchased in the directed shares program, as described in the section entitled “Underwriting.”

Confidential Treatment Requested By

The Habit Restaurants, Inc.

Offering Transactions

In connection with the completion of this offering, The Habit Restaurants, Inc. intends to purchase, directly or indirectly, LLC Units from The Habit Restaurants, LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts. Assuming that the shares of Class A common stock to be sold in this offering are sold at $[XX.XX] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, at the time of this offering, The Habit Restaurants, Inc. will purchase from The Habit Restaurants, LLC [XXXXXXXX] LLC Units for an aggregate of $[XX.X] million (or [XXXXXXXX] LLC Units for an aggregate of $[XX.X] million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The Habit Restaurants, LLC will bear the cost of or reimburse The Habit Restaurants, Inc. for all of the expenses of this offering. Accordingly, following the completion of this offering, The Habit Restaurants, Inc. will hold a number of LLC Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage ownership in The Habit Restaurants, LLC as does a single LLC Unit.

In connection with this offering, we will enter into the TRA. Under the TRA, we generally will be required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes that are created as a result of this offering and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with us of their interests in The Habit Restaurants, LLC for shares of our Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. generally will retain 15% of the applicable tax savings. See the section entitled “Certain Relationships and Related Party Transactions—Recapitalization Transactions in Connection with this Offering—Tax Receivable Agreement.”

The Habit Restaurants, Inc. may accumulate cash balances in future years resulting from distributions from The Habit Restaurants, LLC exceeding our tax or other liabilities. To the extent The Habit Restaurants, Inc. does not use such cash balances to pay a dividend on Class A common stock and instead decides to hold such cash balances to The Habit Restaurants, LLC for use in its operations, Continuing LLC Owners who exchange LLC Units for shares of Class A common stock in the future could also benefit from any value attributable to such accumulated cash balances. See the section entitled “Certain Relationships and Related Party Transactions—Recapitalization Transactions in Connection with this Offering—Exchange Procedures.”

We refer to the foregoing transactions as the “Offering Transactions.” As a result of the Recapitalization Transactions and the Offering Transactions, upon completion of this offering:

•

the investors in this offering collectively will own [XXXXXXXX] shares of our Class A common stock (or [XXXXXXXX] shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

The Habit Restaurants, Inc. will directly or indirectly hold [XXXXXXXX] LLC Units (or [XXXXXXXX] LLC Units if the underwriters exercise in full their over-allotment option to purchase additional shares of Class A common stock), representing [XX.X]% of the economic interest in The Habit Restaurants, LLC (or [XX.X]% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

Confidential Treatment Requested By

The Habit Restaurants, Inc.

•

the Continuing LLC Owners collectively will hold [XXXXXXXX] LLC Units, representing [XX.X]% of the economic interest in The Habit Restaurants, LLC (or [XXXXXXXX] LLC Units, representing [XX.X]% if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock);

•

the investors in this offering collectively will have [XX.X]% of the combined voting power in The Habit Restaurants, Inc. (or [XX.X]% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

the Continuing LLC Owners, through their holdings of our Class B common stock, collectively will have [XX.X]% of the combined voting power in The Habit Restaurants, Inc. (or [XX.X]% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Confidential Treatment Requested By

The Habit Restaurants, Inc.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our Class A common stock in this offering will be approximately $[XX.X] million, based upon an assumed initial public offering price of $[XX.XX] per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that we will receive net proceeds of approximately $[XX.X] million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $[XX.XX] per share would increase or decrease the net proceeds we receive from this offering by approximately $[XX.X] million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriter discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to directly and indirectly purchase LLC Units from The Habit Restaurants, LLC, as described below. The Habit Restaurants, LLC will subsequently use such proceeds to repay up to $[XX.X] million of borrowings under our existing credit facility with California Bank & Trust, and to repay approximately $30 million to extinguish the Bridge Loan with California Bank & Trust in connection with the distribution to the members of The Habit Restaurants, LLC made immediately prior to the completion of this offering. The Habit Restaurants, LLC will use the remaining proceeds of approximately $[XX.X] million to continue to support our growth and for working capital and general corporate purposes.

As of September 30, 2014, we had $11.1 million outstanding under the credit facility at an interest rate of 2.48%. We entered into our credit facility, which expires on July 23, 2017, with California Bank & Trust on July 23, 2014. The credit facility provides for up to $35.0 million in borrowing capacity to fund the development of new restaurants with borrowings limited to the lesser of 50% or $500,000 of the cost of each new restaurant. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility.”

In connection with the completion of this offering, The Habit Restaurants, Inc. intends to purchase, directly or indirectly, LLC Units from The Habit Restaurants, LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts. The effect of the purchase of LLC Units by the Habit Restaurants, Inc. and its subsidiaries is to dilute the ownership interest of the other existing holders in The Habit Restaurants, LLC and proportionately increase our direct and indirect ownership interest in The Habit Restaurants, LLC. Assuming that the shares of Class A common stock to be sold in this offering are sold at $[XX.XX] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, at the time of this offering, The Habit Restaurants, Inc. will purchase from The Habit Restaurants, LLC [XXXXXXXX] LLC Units for an aggregate of $[XX.X] million (or [XXXXXXXX] LLC Units for an aggregate of $[XX.X] million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The Habit Restaurants, LLC will bear the cost of or reimburse The Habit Restaurants, Inc. for all of the expenses of this offering.

Confidential Treatment Requested By

The Habit Restaurants, Inc.

CAPITALIZATION

The following table sets forth as of September 30, 2014:

•	the cash and cash equivalents and capitalization on a historical consolidated basis of The Habit Restaurants, LLC, our accounting predecessor, and

•

our pro forma cash and cash equivalents and capitalization on a consolidated basis, as adjusted to reflect (a) the Recapitalization Transactions, (b) our issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $[XX.XX] per share (the midpoint of the price range set forth on the cover page of this prospectus), the receipt of the estimated proceeds from this offering net of estimated underwriting discounts and commissions and the use of such estimated proceeds as described under the section entitled “Use of Proceeds” and (c) the payment of fees and expenses in connection with this offering.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

This table should be read in conjunction with the sections entitled “The Recapitalization,” “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2014
	Actual	Pro Forma as Adjusted(1)
	(Unaudited)
(in thousands, except share data)
Cash and cash equivalents	$2,261	$	[XXXXX	]

Total debt(2):	13,604		[XXXXX	]
Borrowings under our credit facility	11,118		[XXXXX	]
Deemed landlord financing	2,486		[XXXXX	]
Total members’/stockholders’ equity:
Members’ equity	51,859		[XXXXX	]
Class A common stock, par value $0.01 per share, 3,244,488 shares authorized and shares outstanding on a pro forma as adjusted basis	—		[XXXXX	]
Class B common stock, par value $0.01 per share, 17,008,266 shares authorized and shares outstanding on a pro forma as adjusted basis	—		[XXXXX	]
Public Stockholders’ equity
Class A common stock, par value $0.01 per share, 5,000,000 shares authorized on a pro forma basis; 5,000,000 shares issued and outstanding on an as adjusted basis	—		[XXXXX	]
Additional paid-in capital	—		[XXXXX	]
Accumulated earnings	—		[XXXXX	]

Total equity	51,859		[XXXXX	]

Non-controlling interest	—		[XXXXX	]
Total members’/stockholders’ equity attributable to the Company	—		[XXXXX	]

Total capitalization	$65,463	$	[XXXXX	]

footnotes on following page

Confidential Treatment Requested By

The Habit Restaurants, Inc.

(1)

A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, cash and cash equivalents, total assets and total equity by $[X.XX] million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and estimated offering expenses. Similarly, an increase or decrease of one million shares of Class A common stock sold in this offering by us would increase or decrease, as applicable, cash and cash equivalents, total assets and total equity by $[XX.XX] million, based on an assumed initial public offering price of $[XX.XX] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting assumed underwriting discounts and commissions and estimated offering expenses.

(2)

Total debt consists of borrowings under our credit facility (as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility”) and deemed landlord financing.

Confidential Treatment Requested By

The Habit Restaurants, Inc.

DILUTION

If you invest in shares of our Class A common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of Class A common stock attributable to the existing stockholders for the presently outstanding shares of Class A common stock. We calculate net tangible book value per share of our Class A common stock by dividing the net tangible book value by the number of outstanding shares of our Class A common stock.

Our pro forma net tangible book value at September 30, 2014 was approximately $[X.X] million, or approximately $[X.XX] per share of our Class A common stock (based on the number of shares of Class A common stock outstanding on a pro forma basis). Pro forma net tangible book value per share before this offering represents net tangible book value (total consolidated tangible assets less total consolidated liabilities) divided by the number of shares of Class A common stock outstanding at September 30, 2014, assuming that the Recapitalization Transactions had taken place on September 30, 2014. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

After giving effect to the receipt of the estimated net proceeds from our sale of shares in this offering, assuming an initial public offering price of $[XX.XX] per share (the mid-point of the offering range shown on the cover of this prospectus), and the application of the estimated net proceeds therefrom as described in the section entitled “Use of Proceeds,” our pro forma as adjusted net tangible book value at September 30, 2014 would have been approximately $[XX.X] million, or $[X.XX] per share of Class A common stock. This represents an immediate increase in pro forma net tangible book value per share of $[X.XX] to existing stockholders and an immediate dilution in pro forma net tangible book value per share of $[X.XX] to you. The following table illustrates this dilution per share.

Assumed initial public offering price per share				$	[XX.XX	]
Pro forma net tangible book value per share at September 30, 2014	$	[X.XX	]
Increase in pro forma net tangible book value per share attributable to new investors		[X.XX	]

Pro forma net tangible book value per share after offering					[X.XX	]

Dilution per share to new investors				$	[X.XX	]

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $[XX.XX] per share would increase (decrease) our net tangible book value by $[X.X] million, the net tangible book value per share after this offering by $[X.XX] and the dilution per share to new investors by $[X.XX], assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our Class A common stock after giving effect to this offering, the immediate dilution in net tangible book value per share to investors in this offering would be $[X.XX] per share.

Confidential Treatment Requested By

The Habit Restaurants, Inc.

The following table sets forth, on the same pro forma basis, as of September 30, 2014, the number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of Class A common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price Per Share

	Number	Percent		Amount		Percent
Existing stockholders	[XXXXX}	[XXXXX}	%	$	[XXXXX}	[XXXXX}	%	$	[XXXXX}
New investors	[XXXXX}	[XXXXX}	%	$	[XXXXX}	[XXXXX}	%	$	[XXXXX}
Total	[XXXXX}	[XXXXX}	%	$	[XXXXX}	[XXXXX}	%	$	[XXXXX}

The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $[XX.XX] per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $[X.XX] million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters were to fully exercise their option to purchase additional shares of our Class A common stock, the percentage of shares of our Class A common stock held by existing stockholders would be [XX.X]%, and the percentage of shares of our Class A common stock held by new investors would be [XX.X]%.

To the extent any outstanding options granted under our 2014 Omnibus Incentive Plan are exercised or become vested or any additional options are granted and exercised or other equity awards are granted and become vested or other issuances of shares of our Class A common stock are made, there may be further economic dilution to new investors. The number of shares of our Class A common stock set forth in the table above is based on shares of our Class A common stock outstanding and does not reflect:

•	shares of Class A common stock reserved for issuance, and not subject to outstanding options, under our 2014 Omnibus Incentive Plan.

Confidential Treatment Requested By

The Habit Restaurants, Inc.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize the condensed consolidated financial information of The Habit Restaurants, LLC, as well as pro forma information that reflects the impact of the Recapitalization Transactions. The Habit Restaurants, Inc. was formed July 24, 2014 and has not to date conducted any activities, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, the principal assets of which are equity interests in The Habit Restaurants, LLC (such interests collectively representing, as of September 30, 2014, a less than 20% interest in The Habit Restaurants, LLC) and (iii) the preparation of this registration statement.

We derived the unaudited pro forma condensed consolidated financial information set forth below by the application of pro forma adjustments to the audited and unaudited consolidated financial statements included elsewhere in this prospectus.

The unaudited condensed consolidated pro forma statements of income for the 39 weeks ended September 30, 2014 and for the year ended December 31, 2013 and the unaudited pro forma condensed consolidated balance sheet as of September 30, 2014 present our consolidated results of operations and financial position to give pro forma effect to the Recapitalization Transactions described in the section entitled “The Recapitalization” and the sale of shares in this offering (excluding shares issuable upon exercise of the underwriters’ option to purchase additional shares), and the application of the net proceeds from this offering, as if all such transactions had been completed as of January 1, 2013 with respect to the unaudited condensed consolidated pro forma statements of income and as of September 30, 2014 with respect to the unaudited pro forma condensed consolidated balance sheet. The unaudited pro forma condensed consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data.

The pro forma adjustments principally give effect to the following items:

•	the Recapitalization Transactions described in the section entitled “The Recapitalization”;

•	this offering and the use of a portion of the proceeds as described in the section entitled “Use of Proceeds”;

•	the tax receivable agreement we will enter into with the existing owners as described in the section entitled “The Recapitalization—Tax Receivable Agreement”; and

•

In the case of the unaudited pro forma condensed consolidated statements of income, a provision for corporate income taxes on the income of The Habit Restaurants, Inc. at an effective rate of [XX.XX]% which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

Confidential Treatment Requested By

The Habit Restaurants, Inc.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Recapitalization Transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of the financial condition or results of operations as of any future date or for any future period. You should read our unaudited pro forma condensed consolidated financial information and the accompanying notes in conjunction with the consolidated historical financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in the sections entitled “Risk Factors,” “Selected Historical Consolidated Financial and Operating Data,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Confidential Treatment Requested By

The Habit Restaurants, Inc.

The Habit Restaurants, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Income

Year Ended December 31, 2013

	The Habit Restaurants, LLC Actual	Recapitalization Adjustments		As Adjusted Before Offering		Offering		The Habit Restaurants, Inc. Pro Forma
(amounts in thousands)
Revenue
Revenue	$120,373	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]
Franchise/license revenue	—	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]

Total revenue	120,373	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]
Operating Expenses
Restaurant operating costs (excluding depreciation and amortization):
Food and paper costs	38,789	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]
Labor and related expenses	35,782	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]
Occupancy and other operating expenses	18,906	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]
General and administrative expenses	12,634	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]
Depreciation and amortization expense	6,008	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]
Pre-opening costs	1,754	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]
Loss on disposal of assets	15	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]

Total operating expenses	113,888	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]

Income from operations	6,485	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]
Other Expenses
Interest expense, net	735	[XXXXX	](a)	[XXXXX	]	[XXXXX	]		[XXXXX	]

Income before income taxes	5,750	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]
Provision for income taxes(d)	—	[XXXXX	](b)	[XXXXX	]	[XXXXX	](b)		[XXXXX	]

Net income	$5,750	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]
Less: net income attributable to noncontrolling interest	—	[XXXXX	](c)	[XXXXX	]	[XXXXX	](c)		[XXXXX	]

Net income attributable to Habit Restaurants, Inc.	$5,750	[XXXXX	]	[XXXXX	]	[XXXXX	]		[XXXXX	]

Net income attributable to Habit Restaurants, Inc. per share Class A common stock:
Basic								$	[XXXXX	]
Diluted								$	[XXXXX	]
Weighted average shares of Class A common stock outstanding:
Basic									[XXXXX	]
Diluted									[XXXXX	]

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income For The Year Ended December 31, 2013

(a) Adjustment for interest expense that will not be incurred after the use of the offering proceeds to repay all outstanding amounts owed under the Bridge Loan and revolving credit facility.

Confidential Treatment Requested By

The Habit Restaurants, Inc.

(b) We will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of The Habit Restaurants, LLC, which will result in higher income taxes. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of [XX.XX]%, which includes provisions for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

(c) The common units of The Habit Restaurants, LLC owned by the former holders and certain former and current members of management and our board will be considered noncontrolling interest for financial accounting purposes. The adjustment reflects the allocation of The Habit Restaurants, LLC income to the noncontrolling interests.

(d) The Habit Restaurants, LLC is a limited liability company that qualifies and is treated by the members as a partnership under the provisions of the federal and state income tax codes. Under these provisions, The Habit Restaurants, LLC generally pays no tax on its net income, and each of its members is required to report such member’s allocable share of The Habit Restaurants, LLC’s net income on such member’s income tax returns. As a result, no provision for income taxes is reflected in the above financial statements.

Confidential Treatment Requested By

The Habit Restaurants, Inc.

The Habit Restaurants, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Income

39 Weeks Ended September 30, 2014

	The Habit Restaurants, LLC Actual	Recapitalization Adjustments		As Adjusted Before Offering		Offering		The Habit Restaurants, Inc. Pro Forma
(amounts in thousands)
Revenue
Revenue	$126,210	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]
Franchise/license revenue	56	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]

Total revenue	126,266	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]
Operating Expenses
Restaurant operating costs (excluding depreciation and amortization):
Food and paper costs	41,928	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]
Labor and related expenses	37,362	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]
Occupancy and other operating expenses	19,485	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]
General and administrative expenses	12,574	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]
Depreciation and amortization expense	5,991	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]
Pre-opening costs	1,147	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]
Loss on disposal of assets	115	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]

Total operating expenses	118,602	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]

Income from operations	7,664	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]
Other Expenses
Interest expense, net	756	[XXXXX	](a)	[XXXXX	]	[XXXXX	]	[XXXXX	]

Income before income taxes	6,908	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]
Provision for income taxes(d)	—	[XXXXX	](b)	[XXXXX	]	[XXXXX	](b)	[XXXXX	]

Net income	$6,908	[XXXXX	]			[XXXXX	]	[XXXXX	]
Less: net income attributable to noncontrolling interest	—	[XXXXX	](c)	[XXXXX	]	[XXXXX	](c)	[XXXXX	]

Net income attributable to Habit Restaurants, Inc.	$6,908	[XXXXX	]	[XXXXX	]	[XXXXX	]	[XXXXX	]

Net income attributable to Habit Restaurants, Inc. per share Class A common stock:
Basic								[XXXXX	]
Diluted								[XXXXX	]
Weighted average shares of Class A common stock outstanding:
Basic								[XXXXX	]
Diluted								[XXXXX	]

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income for the 39 Weeks Ended September 30, 2014

(a) Adjustment for interest expense that will not be incurred after the use of the offering proceeds to repay all outstanding amounts owed under the Bridge Loan and revolving credit facility.

(b) We will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of The Habit Restaurants, LLC, which will result in higher

Confidential Treatment Requested By

The Habit Restaurants, Inc.

income taxes. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of [xx.xx]%, which includes provisions for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

(c) The common units of The Habit Restaurants, LLC owned by the former holders and certain former and current members of management and our board will be considered noncontrolling interest for financial accounting purposes. The adjustment reflects the allocation of The Habit Restaurants, LLC income to the noncontrolling interests.

(d) The Habit Restaurants, LLC is a limited liability company that qualifies and is treated by the members as a partnership under the provisions of the federal and state income tax codes. Under these provisions, The Habit Restaurants, LLC generally pays no tax on its net income, and each of its members is required to report such member’s allocable share of The Habit Restaurants, LLC’s net income on such member’s income tax returns. As a result, no provision for income taxes is reflected in the above financial statements.

Confidential Treatment Requested By

The Habit Restaurants, Inc.

The Habit Restaurants, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

September 30, 2014

	The Habit Restaurants, LLC Actual	Recapitalization Adjustments		As Adjusted Before Offering		Offering		The Habit Restaurants, Inc. Pro Forma
(amounts in thousands)
Assets
Current assets						[xxxxx	](e)
Cash and cash equivalents	$2,261	[xxxxx	](a)	[xxxxx	]	[xxxxx	](a)	[xxxxx	]
Accounts receivable	1,967			[xxxxx	]			[xxxxx	]
Inventory	786			[xxxxx	]			[xxxxx	]
Prepaid expenses	1,926			[xxxxx	]			[xxxxx	]

Total current assets	6,940	[xxxxx	]	[xxxxx	]	[xxxxx	]	[xxxxx	]
Property and equipment, net	60,593			[xxxxx	]			[xxxxx	]
Other assets
Trade-names	12,500			[xxxxx	]			[xxxxx	]
Goodwill	9,967			[xxxxx	]			[xxxxx	]
Deposits	1,647			[xxxxx	]			[xxxxx	]
Amounts payable under Tax Receivable Agreement	—	[xxxxx	]	[xxxxx	]	[xxxxx	](b)	[xxxxx	]
Deferred tax liability	—	[xxxxx	]	[xxxxx	]	[xxxxx	](b)	[xxxxx	]
Other assets, net	117			[xxxxx	]			[xxxxx	]

Total assets	$91,764	[xxxxx	]	[xxxxx	]	[xxxxx	]	[xxxxx	]

Liabilities and Members’ / Stockholders Equity
Current liabilities
Accounts payable	$7,561			[xxxxx	]			[xxxxx	]
Employee-related accruals	4,819			[xxxxx	]			[xxxxx	]
Accrued expenses	4,672			[xxxxx	]			[xxxxx	]
Sales tax payable	1,545			[xxxxx	]			[xxxxx	]

Total current liabilities	18,597			[xxxxx	]			[xxxxx	]
Other liabilities:
Deferred rent	7,404			[xxxxx	]			[xxxxx	]
Deemed landlord financing	2,486			[xxxxx	]			[xxxxx	]
Deferred franchise income	300			[xxxxx	]			[xxxxx	]
Deferred tax assets	—	[xxxxx	]	[xxxxx	]	[xxxxx	](b)	[xxxxx	](b)
Long-term debt, net of current portion	11,118	[xxxxx	]	[xxxxx	]	[xxxxx	](a)	[xxxxx	]

Total liabilities	39,905	[xxxxx	]	[xxxxx	]	[xxxxx	]	[xxxxx	]
Equity:
Members’ equity	51,859	[xxxxx	](c)	[xxxxx	]	[xxxxx	]	[xxxxx	]
		[xxxxx	](a)
Common stock	—	[xxxxx	](c)	[xxxxx	]	[xxxxx	](e)	[xxxxx	]
Additional paid-in capital	—	[xxxxx	](b)	[xxxxx	]	[xxxxx	](e)	[xxxxx	]
		[xxxxx	](c)			[xxxxx	](b)
						[xxxxx	](d)
Retained earnings
The Habit Restaurants, Inc. equity	51,859	[xxxxx	]	[xxxxx	]	[xxxxx	]	[xxxxx	]
Non-controlling interests	—	[xxxxx	]	[xxxxx	]	[xxxxx	](d)	[xxxxx	]

Total equity	51,859	[xxxxx	]	[xxxxx	]	[xxxxx	]	[xxxxx	]

Total liabilities and equity	$91,764	[xxxxx	]	[xxxxx	]	[xxxxx	]	[xxxxx	]

68.1

Confidential Treatment Requested By

The Habit Restaurants, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2014

(a) In connection with the Recapitalization Transactions and immediately prior to the completion of this offering, The Habit Restaurants, LLC will incur $30 million of indebtedness under a bridge loan facility provided by California Bank & Trust (the “Bridge Loan”). The Habit Restaurants, LLC will immediately distribute such funds to its members. Additionally, The Habit Restaurants, LLC will use a portion of the offering proceeds to repay and extinguish the Bridge Loan and to repay $[xx.x] million of borrowings under our existing credit facility with California Bank & Trust.

(b) The Habit Restaurants, Inc. is subject to U.S. federal and state income taxes and will file consolidated income tax returns for U.S. federal and certain state jurisdictions. These adjustments reflect the recognition of deferred tax assets resulting from our status as a C Corporation. Temporary differences in the book and tax basis of our investment in The Habit Restaurants, LLC would have resulted in an unaudited pro forma deferred tax liability of $[xx.xx] million as of [xxxxx], 2014. Under the TRA associated with the exchange of The Habit Restaurants, LLC units for our common stock, we generally will be required to pay to the holders of units of The Habit Restaurants, LLC (other than units that we or our wholly-owned subsidiaries hold) 85% of the amount of cash savings, if any, in U.S. federal, state or local or foreign tax that we actually realize (or are deemed to realize in certain circumstances) as a result of (i) certain tax benefits that are created as a result of the sales or exchanges of their units for shares of our common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). See the section entitled “Certain Relationships and Related Party Transactions—Recapitalization Transactions in Connection with this Offering—Tax Receivable Agreement.”

The deferred tax asset of $[xx.xx] million related to, and the $[xx.xx] million in amounts payable under, the tax receivable agreement are assuming: (a) only exchanges associated with IPO; (b) share price equal to $[xx.xx] per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus); (c) constant corporate income tax rate of; (d) no material changes in tax law; (e) ability to utilize tax attributes; (f) iterative TRA payments; and (g) excluding actual interest.

We anticipate that we will account for the income tax effects and corresponding tax receivable agreement effects resulting from future taxable exchanges of units by unit holders of The Habit Restaurants, LLC for shares of our common stock by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the exchange. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(c) As a C Corporation, we will no longer record a members’ equity in the consolidated balance sheet. To reflect the C Corporation structure of our equity, we will separately present the value of our common stock, additional paid-in capital and retained earnings. The portion of the reclassification of members’ equity associated with additional paid-in capital was estimated as the remainder of capital contributions we have received less the $[xxxx] attributed to the par value of the common stock, the $[xx] million distribution and the $[xx.xx] million allocated to the noncontrolling interest.

68.2

Confidential Treatment Requested By

The Habit Restaurants, Inc.

(d) The common units of The Habit Restaurants, LLC owned by the former holders and certain former and current members of management and our board will be considered noncontrolling interests for financial accounting purposes. The amount allocated to noncontrolling interests represents the proportional interest in the pro forma condensed consolidated total equity of The Habit Restaurants, LLC owned by those common unit holders.

(e) “Offering” represents the net proceeds from the sale of our common stock in this offering based on an assumed initial public offering price of $[xx.xx] per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

68.3

Confidential Treatment Requested By

The Habit Restaurants, Inc.

Beginning with fiscal year 2011, we have operated on a 52- or 53-week fiscal year ending on the last Tuesday of each calendar year for financial reporting purposes. As a result of the transition to this 52- or 53-week fiscal calendar from a traditional year-end calendar, fiscal year 2010 began on January 1, 2010 but ended on December 28, 2010, such that fiscal year 2010 was three days fewer than a typical calendar year. Prior to fiscal year 2010, we used a traditional calendar year end for our fiscal year for financial reporting purposes. Fiscal years 2009, 2010, 2011, 2012 and 2013 ended on December 31, 2009, December 28, 2010, December 27, 2011, December 25, 2012 and December 31, 2013, respectively. The 2013 fiscal year contained 53 weeks, while all other years presented contain 52 weeks.

	Fiscal Year Ended											39 Weeks Ended
	December 31, 2009		December 28, 2010		December 27, 2011		December 25, 2012		December 31, 2013			September 24, 2013		September 30, 2014
(dollar amounts in thousands, except per share data)												(unaudited)
Statement of Operations Data:
Revenue
Revenue		$28,101		$41,804		$59,236		$84,158		$120,373			$84,889		$126,210
Franchise/license revenue		—		—		—		—		—			—		56

Total revenue		28,101		41,804		59,236		84,158		120,373			84,889		126,266
Operating Expenses:
Restaurant operating costs (excluding depreciation and amortization):
Food and paper costs		8,663		13,055		19,538		26,396		38,789			27,521		41,928
Labor and related expenses		8,973		13,002		18,135		25,831		35,782			25,126		37,362
Occupancy and other operating expenses		4,381		6,490		8,563		12,687		18,906			13,233		19,485
General and administrative expenses		4,527		5,320		6,850		10,254		12,634			9,057		12,574
Depreciation and amortization		922		1,597		2,292		3,923		6,008			4,124		5,991
Pre-opening costs		306		364		1,122		1,458		1,754			977		1,147
Loss on disposal of assets		—		2		4		3		15			7		115

Total operating expenses		27,772		39,830		56,502		80,552		113,888			80,045		118,602

Income from operations		329		1,974		2,734		3,606		6,485			4,844		7,664
Other Expenses:
Interest expense		226		198		344		548		735			514		756
Income before income tax		103		1,776		2,389		3,058		5,750			4,330		6,908
Provision for income taxes(1)		—		—		—		—		—			—		—
Net income		$103		$1,776		$2,389		$3,058		$5,750			$4,330		$6,908

Per Share Data:
Net income per share
Basic	$		$		$		$		$			$		$
Diluted
Weighted average shares outstanding
Basic
Diluted
Pro Forma Net Income and Per Share Data(2):
Pro forma net income									$	[XXXXX	]			$	[XXXXX	]
Pro forma net income per share
Basic										[XXXXX	]				[XXXXX	]
Diluted										[XXXXX	]				[XXXXX	]

Confidential Treatment Requested By

The Habit Restaurants, Inc.

	Fiscal Year Ended					39 Weeks Ended
	December 31, 2009	December 28, 2010	December 27, 2011	December 25, 2012	December 31, 2013	September 24, 2013	September 30, 2014
(dollar amounts in thousands, except per share data)						(unaudited)
Weighted average shares used in computing pro forma net income per share
Basic					[XXXXX ]		[XXXXX ]
Diluted					[XXXXX ]		[XXXXX ]
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$1,663	$4,147	$6,772	$11,244	$15,374	$10,573	$17,860
Net cash used in investing activities	(5,001)	(4,677)	(11,274)	(14,968)	(20,234)	(11,629)	(14,935)
Net cash provided by/(used in) financing activities	3,059	—	2,936	3,735	4,682	865	(786)
Balance Sheet Data—Consolidated (at period end):
Cash and cash equivalents	$2,384	$1,854	$288	$300	$122	$109	$2,261
Property and equipment, net(3)	9,553	12,650	22,642	34,775	50,076	42,253	60,593
Total assets	35,153	38,076	47,137	60,136	77,881	68,221	91,764
Total debt(4)	906	910	4,241	8,504	13,966	13,966	13,604
Total stockholders’ equity	31,241	33,225	35,874	39,130	45,067	43,553	51,859
Other Operating Data (unaudited):
Total restaurants at end of period(5)	26	33	46	63	85	73	99
Company-owned restaurants at end of period	26	33	46	63	85	73	98
Comparable restaurant sales growth(6)	1.9%	5.4%	8.7%	3.5%	3.6%	2.9%	9.8%
Company-owned average unit volumes	$1,249	$1,347	$1,526	$1,565	$1,634	$1,592	$1,741
Restaurant contribution(7)	6,084	9,257	13,000	19,243	26,896	19,009	27,435
as a percentage of revenue	21.6%	22.1%	21.9%	22.9%	22.3%	22.4%	21.7%
EBITDA(8)	$1,251	$3,571	$5,025	$7,529	$12,492	$8,968	$13,655
Adjusted EBITDA(8)	1,908	4,300	6,558	10,251	14,656	10,279	15,780
as a percentage of revenue	6.8%	10.3%	11.1%	12.2%	12.2%	12.1%	12.5%
Capital expenditures(9)	$5,001	$4,677	$11,274	$14,968	$20,234	$11,629	$14,935

(1)

The Habit Restaurants, LLC is a limited liability company that is treated by its members as a partnership under the provisions of the federal and applicable state income tax codes. Under these provisions, The Habit Restaurants, LLC generally pays no tax on its net income, and each of its members is required to report such member’s allocable share of The Habit Restaurants, LLC’s net income on such member’s income tax returns. As a result, no provision for income taxes is reflected in the above financial statements.

(2)

The unaudited pro forma net income data give effect to the Recapitalization Transactions and the sale of [XXXXXXXX] shares of our Class A common stock by us in this offering at the initial public offering price of $[XX.XX] per share and the use of proceeds contemplated hereby. For a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments giving rise to these results, see the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” included elsewhere in this prospectus.

footnotes continued on following page

Confidential Treatment Requested By

The Habit Restaurants, Inc.

Management Services

KarpReilly Investments, LLC, an affiliate of our Sponsor, provides certain management services to us in connection with the Management and Monitoring Agreement. In connection with such services, KarpReilly Investments, LLC receives an annual management fee of $135,000, paid quarterly. In addition, KarpReilly Investments, LLC is reimbursed for all expenditures made by it on our behalf, including without limitation, legal, accounting, investment banking, consulting, research and other professional services, travel and other out-of-pocket expenses and filing and similar fees; all custody, transfer, registration and similar fees; all brokerage and finders’ fees and commissions and discounts incurred in connection with the purchase or sale of securities and all interest on borrowed funds. In connection with the management services provided by KarpReilly Investments, LLC, we have agreed to indemnify and limit the liability of KarpReilly Investments, LLC, our Sponsor, and certain individuals associated with our Sponsor. For fiscal years 2012 and 2013, we incurred total costs of approximately $160,000 and $144,000, respectively, for such management related services and reimbursable expenses payable to KarpReilly. We have agreed to terminate this agreement with KarpReilly Investments, LLC upon the completion of this offering for a one-time termination fee to KarpReilly Investments, LLC of $500,000. Two of our directors, Messrs. Karp and Reilly, are partners of our Sponsor.

Control Relationships

Immediately following the completion of this offering, our Sponsor and its affiliates will beneficially own approximately [XX.X]% of our outstanding Class A common stock, or [XX.X]% if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full and [XX.X]% of our outstanding Class B common stock, which, combined with its holdings of our Class A common stock, aggregates to [XX.X]% of our voting power. As a result, our Sponsor could potentially have significant influence over all matters presented to our stockholders for approval, including election and removal of our directors and change in control transactions. The interests of our Sponsor may not always coincide with the interests of the other holders of our common stock. See the section entitled “Risk Factors—Risks Related to Our Class A Common Stock and this Offering—Our Sponsor will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.”

In addition, immediately following the completion of this offering, we will be a “controlled company” under the corporate governance standards of NASDAQ and, as such, we intend to, at least initially, take advantage of all of certain exemptions from listing requirements, as applicable. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of NASDAQ corporate governance requirements, as applicable, and the ability of our independent directors to influence our business policies and affairs may be reduced. See the section entitled “Management—Board Composition Following this Offering.”

Related Person Transactions Policy

Upon the completion of this offering, we will adopt a formal written policy with respect to the review, approval and ratification of related person transactions. Under the policy, our audit committee will be responsible for reviewing and approving related person transactions. In the course of its review and approval of related person transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or

Confidential Treatment Requested By

The Habit Restaurants, Inc.

similar circumstances. In particular, our policy will require our audit committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

133.1